UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

TIER REIT, Inc.

(Murphy Subsidiary Holdings Corporation, as successor by merger to TIER REIT, Inc.)

(Exact name of registrant as specified in its charter)

Maryland	001-37512	68-0509956
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5950 Sherry Lane, Suite 700

Dallas, Texas 75225

(972) 483-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Murphy Subsidiary Holdings Corporation, as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 27, 2019

Murphy Subsidiary Holdings Corporation

		By:	/s/ Pamela F. Roper
			Name:	Pamela F. Roper
			Title:	Executive Vice President & Corporate Secretary